SC 13D/A 1 SC 13D/A

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
AMENDMENT NO. 7
(Rule 13d-101)
Under the Securities Exchange Act of 1934

PURE CYCLE CORPORATION

(Name of Issuer)

Common Stock

(Title of Class of Securities)

746228 10 5

(CUSIP Number)

George M. Middlemas
225 W. Washington
Suite 1500
Chicago, IL 60606
(312) 857-2800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 31, 2004

(Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box

     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

CUSIP No. 746228105	13D
1		NAME OF REPORTING PERSONS Apex Investment Fund II, L.P. 36-389-8753
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) N/A (b) X
3		SEC USE ONLY
4		SOURCE OF FUNDS WC
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) N/A
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 971,073
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 971,073
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 971,073
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES N/A
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.26%
14		TYPE OF REPORTING PERSON PN

CUSIP No. 746228105	13D
1		NAME OF REPORTING PERSONS Environmental Venture Fund Liquidating Trust 61-6284514
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) N/A (b) X
3		SEC USE ONLY
4		SOURCE OF FUNDS WC
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) N/A
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 373,193
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 373,193
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 373,193
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES N/A
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.79%
14		TYPE OF REPORTING PERSON OO

CUSIP No. 746228105	13D
1		NAME OF REPORTING PERSONS The Productivity Fund II Liquidating Trust 20-6247443
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) N/A (b) X
3		SEC USE ONLY
4		SOURCE OF FUNDS WC
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) N/A
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 288,383
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 288,383
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 288,383
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES N/A
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.16%
14		TYPE OF REPORTING PERSON PN

CUSIP No. 746228105	13D
1		NAME OF REPORTING PERSONS Environmental Private Equity Fund II, L.P. 36-383-0765
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) N/A (b) X
3		SEC USE ONLY
4		SOURCE OF FUNDS WC
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) N/A
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 478,351
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 478,351
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 478,351
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES N/A
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.58%
14		TYPE OF REPORTING PERSON PN

     THIS SCHEDULE AMENDS A SCHEDULE 13D DATED AUGUST 12, 1992, AS AMENDED BY AMENDMENT NO. 1 DATED MAY 25, 1994, AMENDMENT NO. 2 DATED JULY 29, 1997, AMENDMENT NO. 3 DATED AUGUST 3, 1998, AMENDMENT NO. 4 DATED AUGUST 29, 2000, AMENDMENT NO. 5 DATED AUGUST 29, 2000, AND AMENDMENT NO. 6 DATED JUNE 24, 2004 (AS AMENDED, THE “ORIGINAL 13D”).  ALL ITEMS NOT MENTIONED SPECIFICALLY IN THIS AMENDMENT REMAIN AS PROVIDED IN THE ORIGINAL 13D.

Item 2. Identity and Background is hereby amended by the addition of the following paragraph:

In connection with the liquidation of the assets of The Productivity Fund II, L.P., certain of its assets, including all of its shares of Common Stock, were transferred to The Productivity Fund II Liquidating Trust, effective July 15, 2004. For purposes of this Schedule, all references to The Productivity Fund II, L.P. or PF II shall refer to The Productivity Fund II Liquidating Trust.

Item 4. Purpose of Transaction

The securities of the Company held by the Filing Parties were purchased as an investment. Depending on market conditions and such other considerations as it may deem relevant, one or more of the Filing Parties may determine from time to time to dispose of certain of the Common Stock of the Company reported hereunder, in either open market or private transactions.

Except as indicated in this Item 4, none of the Filing Parties has any present plans or proposals that relate to or would result in transactions of the kind described in paragraph (a) through (j) of Item 4 of Rule 13D-101 promulgated under the Securities Exchange Act of 1934, as amended. In the future, however, each of the Filing Parties reserves the right to adopt such plans or proposals, subject to applicable regulatory requirements, if any.

Item 5. Interest in Securities of the Issuer

(a)(i)

As of the filing date of this amended Schedule, each of the Filing Parties owns the number of shares of Common Stock, the Company’s Series A-1 Preferred Stock (the “Series A-1 Preferred”) and warrants to purchase the number of shares of Common Stock described below:

FILING PARTY	COMMON STOCK	WARRANTS	SERIES A-1 PREFERRED	PERCENTAGE OF CLASS

Apex	971,073	0	0	7.26%

EVF	373,193	0	0	2.79%

PF II	288,383	0	0	2.16%

EPEF	478,351	0	0	3.58%
	In addition, Middlemas holds 33,333 shares of Common Stock.

(a)(ii)

By reason of its status as ultimate general partner or liquidating trustee of the Filing Parties, FAC may be deemed to be the indirect beneficial owner of 2,111,000 shares of Common Stock, or 15.79% of such shares.  By reason of his status as stockholder of FAC, F. Oliver Nicklin, Jr. may also be deemed to be the indirect beneficial owner of such shares.

By reason of their status as ultimate general partners of Apex, Stellar (and through Stellar, Johnson), Middlemas and Chartwell (and through Chartwell, Renze) may be deemed to be the indirect beneficial owners of 971,073 shares of Common Stock, or 7.26% of such shares.  When these shares are combined with the 33,333 shares of Common Stock he owns individually, Middlemas may be deemed to be the beneficial owner of 1,004,406 shares of Common Stock, or 7.51% of such shares.

By reason of his status as ultimate general partner of EPEF and liquidating trustee of PF II, Maxwell may be deemed to be the indirect beneficial owner of 766,734 shares of Common Stock, or 5.74% of such shares.

(a)(iii)

Each of the Filing Parties disclaims beneficial ownership of all shares of Common Stock described herein except those shares that are owned by the Filing Party directly.  The Filing Parties understand that each of the other persons named as officer, director, partner or other affiliate of any Filing Party herein disclaims beneficial ownership of all of the shares of Common Stock described herein, except for Middlemas with respect to 33,333 shares he owns individually.

Each of the Filing Parties disclaims the existence of a “group” among any or all of them and further disclaims the existence of a “group” among any or among all of them and any or all of the other persons named as an officer, director, partner or other affiliate of any Filing Party, in each case within the meaning of Section 13(d)(3) of the 1934 Act.

(b)(i)

Apex has the sole power to dispose of and to vote 971,073 shares of Common Stock.  FAC, Stellar, Johnson, Middlemas, Chartwell and Renze may be deemed to share the power to direct the disposition or vote of the 971,073 shares of Common Stock owned directly by Apex.

(b)(ii)

EVF has the sole power to dispose of and to vote 373,193 shares of Common Stock.  FAC may be deemed to share the power to direct the disposition or vote of the 373,193 shares of Common Stock owned directly by EVF.

(b)(iii)

PF II has the sole power to dispose of and to vote 288,383 shares of Common Stock.  FAC and Maxwell may be deemed to share the power to direct the disposition or vote of the 288,383 shares of Common Stock owned directly by PF II.

(b)(iv)

EPEF has the sole power to dispose of and to vote 478,351 shares of Common Stock.  FAC and Maxwell may be deemed to share the power to direct the disposition or vote of the 478,351 shares of Common Stock owned directly by EPEF.

(b)(v)	Middlemas has the sole power to dispose of and to vote 33,333 shares of Common Stock.

(c)

Apex converted 40,800 shares of Series A-1 Preferred into 226,666 shares of the Common Stock, and EPEF converted 60,000 shares of Series A-1 Preferred into 333,333 shares of the Common Stock, on August 31, 2004.

Apex exercised warrants to purchase 850,620 shares of Common Stock and received 661,825 shares of Common Stock from the Company after the Company withheld 188,795 shares in payment of the exercise price. EVF exercised warrants to purchase 260,981 shares of Common Stock and received 203,057 shares of Common Stock from the Company after the Company withheld 57,925 shares in payment of the exercise price. PF II exercised warrants to purchase 178,380 shares of Common Stock and received 138,789 shares of Common Stock from the Company after the Company withheld 39,592 shares in payment of the exercise price. EPEF exercised warrants to purchase 30,143 shares of Common Stock and received 23,453 shares of Common Stock from the Company after the Company withheld 6,690 shares in payment of the exercise price.

Apex sold 50,000 shares of Common Stock at $7.55 per share in the public market on February 2, 2005, and sold 14,700 shares of Common Stock at $7.36 per share in the public market on February 3, 2005. EVF sold 19,741 shares of Common Stock at $7.18 per share in the public market on February 3, 2005. PF II sold 15,255 shares of Common Stock at $7.18 per share in the public market on February 3, 2005. EPEF sold 25,304 shares of Common Stock at $7.18 per share in the public market on February 3, 2005.

(d)	None

Item 7. Material to be Filed as Exhibits

      Exhibit I— Joint Filing Agreement, dated February 7, 2005.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct as of the 7th day of February, 2005.

APEX INVESTMENT FUND II, L.P.

By:	Apex Management Partnership, General Partner

	By:	Stellar Investment Co., General Partner of
Apex Management Partnership

By: ___________________________________
James A. Johnson, President
	By:	First Analysis Corporation, General Partner of
Apex Management Partnership

By: ___________________________________
F. Oliver Nicklin, Jr., President

ENVIRONMENTAL PRIVATE EQUITY FUND II, L.P.

By:	Environmental Private Equity Management II, L.P.,
General Partner

	By:	First Analysis EPEF Management Company II, General Partner of Environmental Private
Equity Management II, L. P.

	By:	First Analysis Corporation, General Partner of
First Analysis EPEF Management Company II

By: ___________________________________
F. Oliver Nicklin, Jr., President

	By:	_________________________________________
Bret R. Maxwell, General Partner of First Analysis
EPEF Management Company II

THE PRODUCTIVITY FUND II LIQUIDATING TRUST

By:	First Analysis Management Company II, General Partner

	By:	First Analysis Corporation, Liquidating Trustee

By: ___________________________________
F. Oliver Nicklin, Jr., President

___________________________________
Bret R. Maxwell, Liquidating Trustee

SIGNATURE (CONTINUED)

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct as of the 7th day of February, 2005.

THE ENVIRONMENTAL VENTURE FUND LIQUIDATING TRUST

By:	First Analysis Corporation, Liquidating Trustee

By: ___________________________________
F. Oliver Nicklin, Jr., President

JOINT FILING AGREEMENT                                                          Exhibit I

      Each of the undersigned hereby acknowledges and agrees, in compliance with the provisions of Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, that the Schedule 13D to which this Agreement is attached as an Exhibit, and any amendments thereto, will be filed with the Securities and Exchange Commission jointly on behalf of each of the undersigned.

Dated: February 7, 2005	APEX INVESTMENT FUND II, L.P.

	By:	Apex Management Partnership, General Partner

		By:	Stellar Investment Co., General Partner of
Apex Management Partnership

By: ___________________________________
James A. Johnson, President

		By:	First Analysis Corporation, General Partner of
Apex Management Partnership

By: ___________________________________
F. Oliver Nicklin, Jr., President

ENVIRONMENTAL PRIVATE EQUITY FUND II, L.P.

	By:	Environmental Private Equity Management II, L.P.,
General Partner

		By:	First Analysis EPEF Management Company II, General
Partner of Environmental Private Equity Management II, L. P.

		By:	First Analysis Corporation, General Partner of
First Analysis EPEF Management Company II

By: ___________________________________
F. Oliver Nicklin, Jr., President

		By:	_________________________________________
Bret R. Maxwell, General Partner of First Analysis
EPEF Management Company II

THE PRODUCTIVITY FUND II LIQUIDATING TRUST

	By:	First Analysis Management Company II, General Partner

		By:	First Analysis Corporation, Liquidating Trustee

By: ___________________________________
F. Oliver Nicklin, Jr., President

___________________________________
Bret R. Maxwell, Liquidating Trustee

JOINT FILING AGREEMENT (CONTINUED)                                                              Exhibit I

     Each of the undersigned hereby acknowledges and agrees, in compliance with the provisions of Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, that the Schedule 13D to which this Agreement is attached as an Exhibit, and any amendments thereto, will be filed with the Securities and Exchange Commission jointly on behalf of each of the undersigned.

THE ENVIRONMENTAL VENTURE FUND LIQUIDATING TRUST

By:	First Analysis Corporation, Liquidating Trustee

By: ___________________________________
F. Oliver Nicklin, Jr., President